

02049379

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME S.A. Fabrica de Produtos Alimenticios Vigor

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4870 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/22/02

S.A. Fábrica de Produtos Alimentícios Vigor

CNPJ Nº 61.116.331/0001-86 NIRE 35.300.052.315

OPEN CAPITAL AND AUTHORIZED COMPANY

AUTHORIZED CAPITAL – 900,000,000 SHARES – SUBSCRIBED AND PAID-UP CAPITAL– R$ 81,000,000.00

Financial Statements as of December 31, 2001 and 2000

A free translation from Portuguese into English of the financial statements of S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR in Brazilian Reais and in conformity with the accounting principles generally accepted in Brazil

S.A. Fábrica de Produtos Alimentícios Vigor

CNPJ N° 61.116.331/0001-86 NIRE 35.300.052.315

OPEN CAPITAL AND AUTHORIZED COMPANY

AUTHORIZED CAPITAL – 900,000,000 SHARES – SUBSCRIBED AND PAID-UP CAPITAL– R$ 81,000,000.00

Financial Statements

as of December 31, 2001 and 2000

TABLE OF CONTENTS

S.A. Fábrica de Produtos Alimentícios Vigor

CNPJ N° 61.116.331/0001-86 NIRE 35.300.052.315

OPEN CAPITAL AND AUTHORIZED COMPANY

AUTHORIZED CAPITAL – 900,000,000 SHARES – SUBSCRIBED AND PAID-UP CAPITAL– R$ 81,000,000.00

Statement of Cash Flow - Indirect Method

for the period ended December 31, 2001

(in thousand reais)

	Parent Company	Consolidated
Cash flows from operation		
Net income for period	(12,243)	(12,243)
Depreciation and amortization	10,921	19,787
Equity income	(6,801)	-
Investment adjustments	31	292
Minority interest	-	2,109
Gains on sales of assets	(2,560)	(2,688)
Variations and interest on loans	36,078	71,789
	25,426	79,046
Changes in discounted trade bills	2,447	630
Changes in inventory	(351)	2,953
Changes in related parties	(54,097)	(4,045)
Changes in suppliers	(6,633)	(14,336)
Changes in taxes and contribution	(8,940)	(9,026)
Changes in other accounts	(12,564)	(30,366)
	(80,138)	(54,190)
Net cash equivalents generated (used) by operating activities	(54,712)	24,856
Cash flows from Investing Activities		
Receipt from sale of permanent assets	3,202	3,852
Payment for purchase of permanent assets	(10,796)	(21,984)
Increase of deferred expenses	-	(257)
Net cash and equivalents used in investing activities	(7,594)	(18,389)
Cash flows from financing activities		
Loans obtained	43,389	43,479
Loans paid	(26,287)	(104,999)
Dividends received	3,883	-
Dividends paid	(103)	(4,175)
Net cash and equivalents generated (used) by financing activities	20,882	(65,695)
Net reduction in cash, equivalents and current investments	(41,424)	(59,228)
Cash, equivalents and current investments		
Beginning of fiscal period	50,717	73,234
End of fiscal period	9,293	14,006

The accompanying notes are an integral part of these financial statements.

S.A. Fábrica de Produtos Alimentícios Vigor

CNPJ N° 61.116.331/0001-86 NIRE 35.300.052.315

OPEN CAPITAL AND AUTHORIZED COMPANY

AUTHORIZED CAPITAL – 900,000,000 SHARES – SUBSCRIBED AND PAID-UP CAPITAL– R$ 81,000,000.00

Management Report

To the Shareholders:

We are pleased to submit for your appreciation and approval the Financial Statements of the Parent Company and consolidated Financial Statements of Company prepared in accord with the requirements of the Brazilian Corporate Legislation and the Instructions and Standards of the CVM (Brazilian Securities Commission) for the fiscal period ended on December 31, 2001

MACROECONOMIC SUMMARY

The devaluation of the real and the reduction of economic growth amid a generalized recession in the major large economies, characterized the Brazilian economy during 2001. The monetary, fiscal and tax policies adopted by the government had the objective of safeguarding the economy from the effects of inflation and guarantee the fulfillment of the inflation measures agreed to with the IMF. The balance of foreign trade ended the year larger than the most optimistic projections with a surplus of US$ 2.6 billion. In relation to the public accounts, the data show that the government obtained a surplus of R$ 43.7 billion, equivalent to 3.74% of GDP. The goal agreed to with the IMF was 3.5% of GDP. Current transactions ended the year with a deficit of US$ 23.2 billion, however, less than the US$ 24.6 billion in 2000.

The effects of the contraction of the industrial sector and the loss of confidence by the consumer caused Company income for the fiscal period to be lower than expected. In this environment, the Group intensified its efforts to obtain further efficiency in its production and distribution processes for its products. Additionally, the Company bet on new higher value added products, looking to increase its competitive advantage.

The fact that the Country has shown a capacity to react to the challenges of 2001 and the perspective of a more favorable international economic context in 2002, opens a space for the basic rate of interest to be continually reduced throughout the year. The Company believes that the effects of this hoped reduction in interest rates will generate an increase in credit and consequently stimulate industrial production and an increase in the sales of its products. The export sector, an increase in the minimum salary and a larger farm income should also contribute to industrial recovery.

Company performance

2001 was characterized by investments in modernization of the Vigor Group production process, improvement in the production lines and expansion of the processing units, aiming at rationalizing production and distribution and reducing costs. Investments totaled R$ 19.2 million (R$ 22.5 million in 2000), of which R$ 3.7 million were spent in the oil and fat division (R$ 7.9 million in 2000). As well as investments in the industrial complex of Anápolis-GO, the capacity of the São Caetano do Sul factory was increased and the rationalization program for milk product factories in São Paulo and São Gonçalo do Sapucaí-MG began. As well, the Group was able to continue its program for the rationalization of its administrative, sales and logistics areas. On March 31, 2001, ROB was incorporated into its parent company Leco, allowing it to continue its normal operations while taking advantage of important gains in synergy. Additionally, BNDES is making available a line of credit through the *Programa de Financiamento a Empreendimentos* – FINEM (Company Financing Program).

The electric energy supply crisis had no adverse effects on the level of economic activity as had been forecast. In order to reduce the possibility of any interruptions in the supply of energy, the Government announced a reduction of 20% in the average consumption of energy and at the same time announced both surcharges and a temporary suspension of energy for those consumers that were not able to reach the limits established by the government. The Company took measures such that its hours of factory operations suited the requirements of the rationing program; overall there were no losses in its operations. The total global consumption of the Company's industrial units remained within the limits established by the *Câmara de Gestão de Energia* (Energy Management Chamber). Nevertheless in December 2001, the Company acquired two groups of generators, with a capacity for generating 1,400 kW/h, sufficient to run the industrial unit located in São Paulo. These generators should not only eliminate future risks of interruption in the energy supply but also generate extra revenue from the sale of any excess energy produced by these generators.

In October 2000, the Company contracted a Syndicated Loan that consisted of refinancing part of the US$ 50 million of Eurobonds issued in 1997. To do this, the Company created a subsidiary abroad, Vigor Limited that repurchased securities in the amount of US$ 42 million using the Syndicated Loan. On October 29, 2001, the Company fully paid the first tranche (US$ 21 million) of the Loan.

In 2001, the marketing department of Vigor Group was changed, reorganizing the product groups in order to maintain the value of trademarks and strengthen them with the consumer. The Group continues to remain aware of opportunities expressed by the market, which are revealed through market research, product taste tests at points of sale, letters and direct contacts with the *Servico de Atendimento ao Consumidor* – SAC (Consumer Assistance Service). During 2001 the perception of changes in consuming habits, coupled with the innovating potential of the Company determined the launch of various new products. The major new products were: cream with 80% less cholesterol – a product that substitutes traditional cream in all uses, as a healthy focus; a Leco line of cheeses – block and sliced; and a pasteurized milk cream suitably packaged for large users (10 kg). During the first quarter of 2002 in order to ensure the complete compatibility of its products to the market, the Group launched the following products: "*Queijo Minas Fresco Cremoso*" (type of creamy cottage cheese); "*Petit Maxi Morango*" (strawberry flan); "*Petit Chocolate*" (chocolate flan); sliced processed cheese; "*Requeijão Leco Light*" (type of cheese spread). In the fats division, the Group launched a "*Gordura Fritura Mix*" (a fat frying mix) especially for low dish frying; "*Vigor Culinaria*" (cooking fat) – in a new package; and a line of mayonnaise, with the Vigor, Mesa and Amélia trade names.

Domestic milk production grew 8% during the year, well above the historical average (3-4%), essentially due to the customary rains during the period. With this, the average price paid to the milk farmers and cooperatives fell approximately 12% in relation to 2000. The bulk buying program transition that consists of milk collection using trucks with isothermal tank continued during the period (90% completed) and brought a significant reduction in the number of milk collection stations (16 to 8), reducing both freight and operating costs.

The average purchase costs of soybean oil in the vegetable oil, fat and margarine markets, in which Leco operates, increased 30% during the year, owning to the increase in the value of the dollar and a fall in the supply of the raw material. Nevertheless, Leco continued to invest in the modernization of its productive processes and the launching of new innovative products: (e.g. margarine with 50% less cholesterol, Leco parmesan, cream with 80% less cholesterol, pasteurized milk cream) aimed at maximizing its operating income. The industrial complex in Anápolis, GO inaugurated on May 18, 2001 is already operating at full capacity and should contribute with better operating margins for the Group in 2002. Additionally the Group has been in the spotlight in the margarine segment, a product that is becoming accepted as a substitute for butter, with a large variety of products including traditional, low calorie, and a mixture with butter. The Group is the leader and only producer of vegetable and animal fat blends (e.g. butter with vegetable fat and milk cream with vegetable fat).

Consolidated net revenue for the Group reached R$ 440.0 million in 2001, an increase of 1.8% in relation to 2000. In the milk product division net revenue remained stable (R$ 299.5 million in 2000 and R$ 297.5 million un 2001). The fall in sales of *Leite Longa Vida* (Long Life Milk) was compensated for in part by an increase in the sales of desserts, fermented milk and orange juice reflecting the strategy of the Company to increase its participation in the more noble segments. The traditional milk products (Long Life and Pasteurized Milk) do not have large competitive differences and therefore, the repassing of any increase in costs to price is less likely.

In the oil and fat division, net revenue increased 7.4% (R$ 132.4 million in 2000 to R$ 142.2 million in 2001). Net revenue for margarines grew 16.2% (R$ 89.4 million in 2000 to R$ 103.9 million in 2001) contributing in a large part to increase the oil and fat sector share of total net revenue (30.7% in 2000 to 32.3% in 2001). Therefore, the option to produce and sell higher margin products has already allowed the Group to obtain operating gains in the 2001 fiscal period.

Consolidated operating performance, as measured by the generation of operating cash flow (EBITDA) reached R$ 28.3 million in 2001 an increase of 3.8% in relation to 2000. This recovery is due in a large part to the relative fall in the cost of products sold (78.5% of net operating revenue in 2000 to 76.6% in 2001) and a reduction of 6.2% in administrative expenses. Sales expenses showed little change (R$ 70.4 million in 2000 and R$ 71.9 million in 2001).

Net financial expenses in 2001 totaled R$ 56.9 million and increase of 97% in relation to 2000. The foreign exchange devaluation during the year (18.7%) associated with the more accentuated devaluation in September and October, coinciding with the Syndicated Loan generated an impact of R$ 31.4 million in 2001 (R$ 14.5 million in 2000). The Company opted to not defer expenses related to foreign exchange variations which were recognized in total, in period income.

In the share market, the IBOVESPA (São Paulo Stock Exchange Index) recorded a fall of 11%, ending the year at 13,577. The preferred shares of Vigor recorded a fall of 30% (R$ 349.99 per 1000 shares on December 31, 2001), while the preferred shares of Leco increased in value 59.2% (R$ 397.999 per 1000 shares on December 31, 2001). During the year, 25.9 million shares of Vigor and 893.4 thousand shares of Leco were traded. The financial volumes of the Vigor and Leco shares traded were R$ 17.3 million and R$ 392 thousand, respectively. In September the Company adhered to Level I of the BOVESPA Corporate Governance Program, being one of the first domestic open capital companies to do so.

5

In the area of human resources, the Company ended the year with 1987 employees (2357 in 2000) a reduction of 15.7%. The average productivity per employee (Sales Revenue/number of employees) grew by 18.6% during the year (R$ 219,3 thousand in 2000 to R$ 260.0 thousand in 2001).

The executive management board would like to express its appreciation to the employees for their performance and to the customers and suppliers for their confidence in the Company.

São Paulo, March, 2002.

MANAGEMENT

S.A. Fábrica de Produtos Alimentícios Vigor

CNPJ N° 61.116.331/0001-86 NIRE 35.300.052.315

OPEN CAPITAL AND AUTHORIZED COMPANY

AUTHORIZED CAPITAL – 900,000,000 SHARES – SUBSCRIBED AND PAID-UP CAPITAL– R$ 81,000,000.00

A free translation from Portuguese into English of the Report of the Independent Auditors on the Financial Statements of S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR prepared in Brazilian Reais and in conformity with the auditing standards generally accepted in Brazil.

Report of the Independent Auditor

To:

The Members of the Administrative Council and Shareholders of
S/A Fábrica de Produtos Alimentícios Vigor
São Paulo - SP

1. We have audited the balance sheets of S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR (Parent Company) and the consolidated balance sheets of S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR and its subsidiaries (Consolidated Company) as of December 31, 2001 and 2000 and the respective statements of income, changes of shareholder net equity, the changes in financial position and cash flows for the periods then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with the generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by Company and Subsidiary management, as well as an evaluation of the overall financial statement presentation. The financial statements for the joint subsidiary Dan Vigor Indústria e Comércio de Laticínios Ltda., relative to the 2001 fiscal period, whose values are presented in note 6, were audited by other independent auditors, whose report was supplied to us, and our opinion, in respect to the investment values and income from this subsidiary, is based solely on the report by these independent auditors.

3. In our opinion and based on our audit and the opinions of other independent auditors, the financial statements referred to above present fairly, in all material respects, the equity and financial position of S.A. Fábrica de Produtos Alimentícios Vigor as well as the consolidated equity and financial position of the Company and its subsidiaries as at December 31, 2001 and 2000 and the corresponding results of its operations, its changes in shareholder net equity, changes in financial position and cash flows for the years then ended, in conformity with generally accepted accounting principles emanating from the Brazilian corporate legislation.

4. The Company has long-term tax credits on it books and deferred social contributions on taxes, which represented deferred income tax on taxes currently under legal discussion, and temporarily not deductible for tax purposes, on tax losses and the negative calculation base for social contributions. The realization of these credits depends on the generation of future taxable income.

5. Our audit was made with the purpose of forming an opinion on the financial statements taken as a whole. The statement of cash flows as to the fiscal year ended December 31, 2001 represents complementary information and is shown solely for additional analysis purposes. This complementary information was submitted to the same auditing procedures as used for the financial statements and in our opinion is presented fairly, in all material respects in respect to the financial statements taken as a whole.

April 8, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6

S.A. Fábrica de Produtos Alimentícios Vigor

CNPJ N° 61.116.331/0001-86 NIRE 35.300.052.315

OPEN CAPITAL AND AUTHORIZED COMPANY

AUTHORIZED CAPITAL – 900,000,000 SHARES – SUBSCRIBED AND PAID-UP CAPITAL– R$ 81.000.000.00

Notes to Financial Statements
(in thousands of reais)

1 Operations

The Company processes and sells dairy products in general (whole milk and its by-products) as well as holding investments in other corporations.

The management of the Company is divided with its subsidiary Companhia Leco de Produtos Alimentícios (Leco) as regards the operating, administrative and financial activities. By the end of the fiscal year, Vigor had begun to operate in all the various geographic milk zones previously operated by its subsidiary Leco.

On October 4, 2001, the Company became part of Corporate Governance Level (New Market) of the *Bolsa de Valores de São Paulo* – BOVESPA (São Paulo Stock Exchange).

2 Presentation of the financial statements

The financial statements were prepared in accord with the accounting practices established under Brazilian Corporate Law and the standards of the *Comissão de Valores Mobiliário* (Brazilian Securities Commission - CVM).

The Company is voluntarily presenting statements of cash flows prepared in accord with NPC20 – Statement of Cash Flows, emanating from the *Instituto dos Auditores Independentes do Brasil* (Brazilian Independent Auditors Institute - IBRACON).

Description of the main accounting practices

a. Short-term Investments

Short-term investments were recorded at their cost plus any income incurred up to the balance sheet date and do not exceed their market value.

b. Allowance for doubtful accounts

The allowance was constituted in an amount considered sufficient to cover any eventual losses upon the realization of accounts receivable.

c. Inventory

Inventory was evaluated at average purchase or production cost and does not exceed market value.

d. *Long-term Investments s*

Investments in subsidiaries were evaluated by the equity method and other investments are recorded at their restated cost.

e. *Property, plant and equipment*

Property, plant and equipment are recorded at their purchase or construction cost plus any revaluation. Depreciation is calculated by the straight-line method at rates taking into consideration the estimated useful life of the asset.

f. *Assets and Liabilities*

These are restated at the exchange rates and financial charges under the terms of the current contracts, in a way to reflect the values incurred up to the balance sheet date.

g. *Deferred income tax and social contribution*

The deferred income tax and social contribution were calculated on the temporary differences, tax losses and negative social contribution calculation base at a total rate of 34% and are shown as non-current assets and liabilities, in accord with Note 11.

h. *Revaluation reserve*

These reserves are a result of the Company's own assets and those of the subsidiaries represented by buildings and real estate and are being depreciated or written off against retained earnings. The corresponding deferred income tax and social contribution are classified as non-current liabilities.

i. *Inflationary effects*

The property, plant and equipment and net equity accounts were monetarily restated up to December 31, 1995, when according to Law nº 9.249/95 monetary correction of the balance sheet according to Brazilian corporate legislation was revoked.

3 Consolidated Financial Statement

The consolidated financial statements include the financial statements of S/A Fábrica de Produtos Alimentícios Vigor, and its subsidiaries, as follows:

	Share %	
	2001	**2000**
Companhia Leco de Produtos Alimentícios	80	80
Dan Vigor Indústria e Comércio Ltda. (jointly controlled)	50	50
Vigor Limited	100	100

Description of the main consolidation procedures

a. Elimination of the asset and liability account balances between the consolidated companies;

b. Elimination of the share of capital, reserves and retained earnings of the subsidiary companies;

c. Elimination of the revenue and expense accounts resulting from business between the companies; and

d. The value of the share of minority shareholders is highlighted on the financial statements.

(in thousands of reais)

4 Customer accounts receivable

	Parent		Consolidated	
	2001	**2000**	**2001**	**2000**
Accounts receivable - customers	27,637	29,608	44,345	44,966
Allowance for doubtful accounts	(1,426)	(950)	(2,340)	(2,331)
	26,211	28,658	42,005	42,635

5 Inventory

	Parent		Consolidated	
	2001	**2000**	**2001**	**2000**
Finished products	21,608	19,924	27,071	26,865
Work in progress	-	-	1,294	1,068
Raw and packaging material	3,335	4,327	9,032	12,552
Stockroom	3,575	3,986	7,229	7,142
Ongoing imports	70	-	152	104
	28,588	28,237	44,778	47,731

(in thousands of reais)

6 Investments

	Parent		Consolidated	
	2001	**2000**	**2001**	**2000**
Interest in subsidiary companies	81,033	101,806	-	-
Interest in other companies	1	1	2	2
Other investments	16,976	-	17,175	-
	98,010	101,807	17,177	2

The financial statements of the subsidiary companies were prepared on December 31, 2001 and the criteria used were the same as those used by the parent company, when applicable. Independent auditors audited these financial statements.

The main details as to the investments in subsidiaries as of December 31, 2001 are as follows:

	Leco	**Dan Vigor**	**Vigor Limited**
Capital stock	33,700	8,011	-
Number of shares/quotas	145,000 thou	8,011 thou	-
Number of shares/quotas held	116,000 thou	4,006 thou	-
Class of share/quotas held	Common/Pref	Quotas	Shares
Interest in capital	80%	50%	100%
Net equity	93,015	13,243	(864)
Net income for period	7,820	1,090	797
Adjusted investment value	74,412	6,621	-
Net equity adjustment	6,256	545	-
Net equity deficit	-	-	(864)

(in thousands of reais)

In 2000, Company Management transferred 16,001 thousand shares of the subsidiary Companhia Leco de Produtos Alimentícios (11.04% of capital) from current assets to the non-current investment account. These shares had been held for eventual sale but the Company decided to incorporate them as investments. This increase in share interest in the subsidiary generated a gain due to the percentage share increase, in the amount of R$ 12,563 and was recorded as non-operating income.

7 Transactions between related parties

The operations with related parties, which are substantially a result of commercial transactions between the companies (purchase and sale of products), are carried out at their cost values. Financial charges on current accounts of the controlling shareholder are charged at 99% of CDI rate. The loan to Vigor Limited corresponds to US$ 20,990 with a yield of 9.75% per annum.

In accord with the purchase and sale contract signed with C.M. Indústria e Comércio Ltda. dated November 20, 2001, for the purchase of the debt free buildings and real estate, the Executive Management Board approved the purchase of the buildings and real estate of C.M. Indústria e Comércio Ltda. (the controlling shareholder) located in the cities of Itirapina and Torrinha, to be used as raw milk collection posts in the amount of R$ 1,162 and 1,753 respectively. These values were based on the evaluation opinions issued by Trust Consultoria e Engenharia de Avaliçöes S/C/ Ltda. dated October 31, 2001. The purchases made by the Executive Management Board were approved at a meeting of the Company Administrative Council, held on December 24, 2001.

	Accounts Receivable	Loaned Material Receivable	Dividends Receivable	Currents Loans and Accounts	Suppliers	Loaned Material Payable	Current Account
Companhia Leco de Produtos Alimentícios	241	7,847	1,799	-	(108)	(3,056)	(3,569)
Laticínios Flor da Nata Ltda.	-	-	-	28	-	-	
Dan Vigor Indústria e Comércio de Laticínios Ltda.	135	-	-	-	(1,799)	-	
Vigor Limited	-	-	-	51,490	-	-	
CM Indústria e Comércio Ltda.	-	-	-	7,973	-	-	
	376	7,847	1,799	59,491	(1,907)	(3,056)	(3,569)

14

S.A. Fábrica de Produtos Alimentícios Vigor

CNPJ N° 61.116.331/0001-86 NIRE 35.300.052.315

OPEN CAPITAL AND AUTHORIZED COMPANY

AUTHORIZED CAPITAL – 900,000,000 SHARES – SUBSCRIBED AND PAID-UP CAPITAL– R$ 81.000.000.00

Notes to Financial Statements
(in thousands of reais)

Income	Sales	Purchase	Production Services	Financial Receipts	Fianncial Expenses
Companhia Leco de Produtos Alimentícios	606	(605)	5,250	-	-
Dan Vigor Indústria e Comércio de Laticínios Ltda..	-	(24,521)	-		-
Vigor Limited	-	-	-	1,188	(8,829)
CM Indústria e Comércio Ltda.	-	-	-	1,373	-
	606	(25,126)	5,250	2,561	(8,829)

8 Property, Plant and Equipment

	Average Rate of Depreciation Per annum	Parent 2001	Parent 2000	Consolidated 2001	Consolidated 2000
Buildings	4	52,833	31,655	79,799	48,311
Building revaluations	4	60,811	91,634	96,046	149,234
Equipment	10	57,450	57,876	96,033	97,845
Installations and equipment	10	12,260	12,166	28,643	22,200
Furniture and fixtures	10	2,272	2,134	3,887	3,392
Vehicles	20	4,223	1,918	8,208	5,936
Computer equipment	20	1,641	1,529	3,358	2,804
Rights		77	77	196	204
Marks and patents		38	38	69	69
Improvements to third party assets		48	48	48	89
		191,653	199,075	316,287	330,084
Accumulated depreciation		(73,091)	(75,772)	(121,652)	(126,454)
Land		13,394	47,253	23,055	63,840
Land revaluation		34,968	62,541	57,100	104,203
Construction in progress		10,881	7,548	16,044	12,101
Advances to suppliers		364	52	367	108
		178,169	240,697	291,201	383,882

S.A. Fábrica de Produtos Alimentícios Vigor

CNPJ Nº 61.116.331/0001-86 NIRE 35.300.052.315

OPEN CAPITAL AND AUTHORIZED COMPANY

AUTHORIZED CAPITAL – 900,000,000 SHARES – SUBSCRIBED AND PAID-UP CAPITAL– R$ 81.000.000.00

Notes to Financial Statements
(in thousands of reais)

In accord with CVM Deliberation 183/95, item 15b, the Company carried out a review of the value of the land and buildings revalued in October 1997 and subsequently recorded on the books. The new evaluation was carried out based on the evaluation opinion issued by Trust Consultaria e Engenharia de Avaliações S/C Ltda. dated October 31, 2001 and a net reduction was recorded on the books in December 2001 for the previously recorded asset revaluations in the amount of R$ 53,839.

9 Financings and loans

	Parent		Consolidated	
	2001	2000	2001	2000
Domestic currency loans:				
FINAME - URTJLP + 4% to 5.5% interest per annum over TJLP + 2.8% per year (monthly amortization)	1,090	1,825	1,090	1,825
FINAME - UMBNDES + 5% interest per annum over TJLP (monthly amortization)	141	206	141	206
BNDES FINAME + 5% interest per annum plus TJLP that exceeds 6% per annum (monthly amortization)	9,215	-	9,215	-
Working capital guaranteed account – interest 100% to 106.5% of CDI	9,022	-	9,022	-
Total loans in domestic currency	19,468	2,031	19,468	2,031
Foreign currency loans:				
Dollar import financing - 2.18% to 9.4% LIBOR plus 0.45% to 2% spread per annum (paid in one unique installment at end of contract)	7,404	11,039	7,404	19,196
US$ 50,000,000 Eurobond plus incurred interest with 10.125% up to October 2002 and 10.5% afterwards (due October 2005. with semiannual payments)	118,206	99,885	68,353	99,885
Working capital loan with principal value of US$ 8,710,000 with interest of 6.5% to 9.5% per annum (paid in one unique installment at end of contract)	21,057	-	21,057	-
Total foreign currency loans	146,667	110,924	96,814	119,081
Total of loans classified as short-term	40,705	14,013	39,467	22,170
Total of loans classified as non-current	125,430	98,942	76,815	98,942

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(in thousands of reais)

The loans in domestic currency are due between January 28, 2002 and October 15, 2008 and the foreign currency loans are due between January 3, 2002 and October 24, 2005. Guarantees – asset trust pledges and promissory notes in the value of R$ 44,143 from the Parent Company and consolidated company. The Eurobond has the company, Companhia Leco de Produtos as guarantor.

10 Contingency provisions

The Company has taken legal actions against the legality of several taxes and labor claims. Provisions have been constituted based on the opinion of the legal counsel and are shown below by nature of action:

	Parent		Consolidated	
	2001	**2000**	**2001**	**2000**
Taxes	32,579	42,477	67,205	79,871
Labor and civil	2,039	1,912	3,573	3,010
	34,618	44,389	70,778	82,881

The main legal claims by Company refer to the following:

PIS – Discussion as to the constitutionality of the contribution. A provision was recorded in the value of R$ 9,081 (R$ 18,221 in 2001 and R$ 14,503 in 2000 for the consolidated company).

COFINS – The following points are being questioned: a) the increase in the rate of 1%; b) the taxation of other operating income; and c) compensation by the value of public securities owned. A provision was made in the value of R$ 17,146 (R$ 35,042 in 2001 and R$ 26,302 in 2000 for the consolidated company).

Plano Verão- Summer Plan - A provision was recorded due to the risks as to the accounting of social contribution owed on the debt balance of monetary correction relative to January 1989. According to the opinion of legal council, the chances of success for the deduction of inflation of up to 42.72% are good. As a consequence in December 2001, the Company decided to reverse the provision constituted in previous years in the value of R$ 19,694, (R$ 31,057 in the consolidated Company).

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(in thousands of reais)

11 Deferred income tax and social contribution

The deferred income tax and social contribution are recorded in order to reflect the tax effects attributed to the temporary differences between the asset and liability tax base and their respective book value. The Company's Management based on analysis of future profits shown in the projection and history of taxable income, decided to record deferred tax credit assets resulting from these temporary differences and the accumulated tax losses in the amount of R$ 17,803. Management expects that these credits will be used within the next five years. The deferred income tax and social contribution are a result of:

	Parent		Consolidated	
	2001	**2000**	**2001**	**2000**
Long-term assets				
Contingency provision	6,815	6,894	12,833	12,152
Tax losses to be compensated	6,530	2,646	6,530	2,646
Negative social contribution base	4,458	2,693	5,381	3,787
	17,803	12,233	24,744	18,585
Long-term liabilities:				
Accelerated depreciation due to incentives	838	910	1,532	1,436
Revaluation reserve	15,117	22,205	25,987	38,213
	15,955	23,115	27,519	39,649

(in thousands of reais)

12 Capital stock (Parent Company)

The Company has an authorized capital represented by 900 million shares of which the subscribed and paid up capital on December 31, 2001 were represented by 165,447,089 registered shares of which 95,950,042 were common shares and 69,497,047 preferred shares, all without par value. The preferred shares do not carry any voting right and have priority in the distribution of dividends at the minimum rate of 10% (ten percent) above those attributed to the common shares in accord with Law n° 6.404/76, article 17, item I, altered by Law n° 9.457/97. The corporate statutes determine that the minimum dividend distribution be 25% of net income for the period adjusted under Law n° 6.404/76, article 202.

On December 31, 2001, the capital stock was distributed as follows:

	Common	Preferred	Total	%
Controlling shareholders	95,948	27,624	123,572	74,69
Minority shareholders	2	41,873	41,875	25,31
Total	95,950	69,497	165,447	100,00

13 Adjustment for previous year

As mentioned in note 6 to the 2000 financial statements, the Company recorded an equity gain but did not consider the effect of R$ 7,744 relative to the revaluation reserve recorded by the subsidiary Companhia Leco de Produtos Alimentícios.

(in thousands of reais)

14 Financial expenses

	Parent		Consolidated	
	2001	**2000**	**2001**	**2000**
Loan expenses:				
Interest and exchange variations - Eurobonds	31,696	17,703	21,460	17,703
Interest on bank loans	2,860	835	11,220	835
	34,556	18,538	32,680	18,538
Other financial expenses:				
Interest and exchange variations – Suppliers	8,142	4,132	11,730	6,069
Discounts granted	3,358	3,444	3,433	3,901
Restatement of tax provisions (non-current)	3,737	2,733	7,919	5,543
Provision CPMF	1,387	876	2,232	1,992
Banking expenses	793	606	1,519	3,267
	17,417	11,791	26,833	20,772
Total financial expenses	51,973	30,329	59,513	39,310

(in thousands of reais)

15 Non-operating income

	Parent		Consolidated	
	2001	**2000**	**2001**	**2000**
Profit on the sale of Property, plant and equipment	2.560	603	2.688	1.254
Gain from percent variation of equity interest in subsidiary (see note 6)	-	12.563	-	12.563
Reversal (provision) for accumulated deficit	536	(1.400)	-	-
Others	-	(15)	-	(15)
	3.096	11.751	2.688	13.802

16 Financial instruments

The accounting values, as for example: loan contracts, deferred/recoverable taxes, etc., referring to financial instruments contained on the balance sheet when compared with the values that could be obtained from their sale in an active market or, in the absence of this, the adjusted net present value based on current market interest rates, substantially approximate their corresponding market values. During this period, the Company carried out swap operations, used mainly as hedge instruments, aimed at guaranteeing the financing contracted in dollars, which on December 31, 2001 showed losses in the amount of R$ 981.

17 Insurance coverage

On December 31, 2001, the Company carried insurance coverage against fire and diverse risks for property, plant and equipment assets and for inventory, at values considered sufficient to cover eventual losses, based on the opinion of insurance consultants.

18 Commitments and contingencies

The income tax declarations for the last five fiscal periods and the taxes and contributions paid in the diverse spheres and with variable prescription periods are subject to review by the Tax Authorities.

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S.A. Fábrica de Produtos Alimentícios Vigor

CNPJ N° 61.116.331/0001-86 NIRE 35.300.052.315

OPEN CAPITAL AND AUTHORIZED COMPANY

AUTHORIZED CAPITAL – 900,000,000 SHARES – SUBSCRIBED AND PAID-UP CAPITAL– R$ 81.000.000.00

Notes to Financial Statements
(in thousands of reais)

Administrative Council

Carlos Alberto Mansur
President

Walter Mantovaninni
Vice-President

Carlos Roberto Fonseca
Councilor

Executive Management Board

Carlos Alberto Mansur
Director-President

Vinicius Vieira Ramos
Director Executive
Vice-President and Investor
Relations

Nelson Ambra Castro Júnior
Director-Finance

Marcelo Fernandes

Accountant CRC 1SP190010/O-6

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